Exhibit 99.49

NexGen Announces US$60 Million Strategic Investment by

CEF Holdings

Vancouver, BC, June 2, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSXV:NXE, OTCQX:NXGEF) is pleased to announce that it has entered into a binding term sheet with CEF Holdings Limited (“CEF”) to issue and sell to CEF and/or affiliates of its shareholders US$60 million in aggregate principal amount of unsecured convertible debentures of NexGen (the “Debentures”).

Leigh Curyer, Chief Executive Officer of NexGen commented: “It is a pleasure to welcome CEF as a partner and strategic investor into NexGen. We have been working to secure the right partner for Arrow over the last 12 months in order to advance the project which is among the best undeveloped uranium assets. CEF understands the strategic significance of Arrow and NexGen’s development strategy. This is evident by CEF committing to support NexGen’s board and executive through the Company’s development. This supportive strategic investment represents one of the most significant financing steps in NexGen’s history and provides the Company with sufficient capital to continue to optimize the future development of Arrow.”

Warren Gilman, Chief Executive Officer of CEF commented: “CEF searches the world for mineral resources which rank amongst the best in their sector and NexGen’s Arrow deposit meets that criteria in uranium. We are delighted to support the NexGen team in moving Arrow and the Rook 1 property toward production.”

The Terms

The Debentures will carry a 7.5% coupon (the “Interest”) over a 5-year term. The Debentures will be convertible at the holder’s option into common shares of the Company (“Common Shares”) at a conversion price (the “Conversion Price”) of US$2.33 (C$3.05 at current exchange rate of 1.31), equal to a 30% premium to the 20-day volume-weighted average trading price calculated in U.S dollars (“20-day VWAP”) of Common Shares prior to announcement.

The Company shall be entitled, on or after the third anniversary of the date of the issuance of the Debentures, at any time that the 20-day VWAP of the Common Shares exceeds 130% of the Conversion Price, to redeem the Debentures at par plus accrued and unpaid Interest if the Debentures are not converted after 30 days’ notice.

Two thirds of the Interest (equal to 5% per annum) is payable in cash. One third of the Interest (equal to 2.5% per annum) is payable in Common Shares issuable at a price equal to the 20-day VWAP ending on the day prior to the date on which such Interest payment is due.

Subject to an Investment Agreement to be entered into between the parties, CEF will agree to: (i) not tender (or convert) the Debentures or any Common Shares acquired on exercise of the Debentures or otherwise to an unsolicited takeover bid, unless a bidder takes-up and pays for a sufficient number of Common Shares such that it, and persons acting jointly or in concert with it, hold more than 66 2/3% of the outstanding Common Shares of the Company, calculated on a fully-diluted basis; (ii) exercise the votes attached to all Common Shares acquired on exercise of the Debentures or otherwise in respect of any change of control transaction, in accordance with the recommendation of the Company’s Board of Directors; and (iii) abstain from voting any Common Shares obtained on conversion of the Debentures or otherwise in respect of the election of individuals to the Company’s Board of Directors who are not nominees of management.

Use of Proceeds

Including the proceeds from the sale of the Debentures, NexGen will have cash reserves of approximately C$100 million. Proceeds from the Debentures will be used to fund the continuing exploration and development of the Company’s SW2 properties (which includes the Rook 1 project and the Arrow deposit) and for general corporate purposes. These development initiatives at Arrow include detailed engineering, environmental and permitting studies in conjunction with continued definition and expansion drilling.

Approval

The proposed transaction is subject to the satisfaction of customary closing conditions, including regulatory approval, the completion of definitive documentation, there being no material adverse change in the business of the Company or any laws affecting the Company, or a major event that disrupts the markets or the business of the Company.

Conference Call

NexGen will host a conference call today, June 2, 2016 at 8:30 a.m. Eastern Standard Time. Participants may join the conference call using the following call-in details:

Participant Toll Free Dial-In: +1 888 231 8191

Participant International Dial-In: +1 647 427 7450

A replay of this conference call will be available until August 4, 2016. The playback numbers are:

Local/International: +1 416 849 0833

North America Toll Free: +1 855 859 2056

Playback Passcode: 26009550 #

Advisors

TD Securities Inc. is acting as financial advisor and lead placement agent. Farris Vaughn Wills & Murphy LLP is acting as Canadian legal counsel to NexGen. CIBC World Markets Inc. is acting as financial advisor to CEF. Stikeman Elliott LLP is acting as Canadian legal counsel to CEF.

About CEF Holdings Limited

CEF Holdings Limited is owned 50% by CK Hutchison Holdings Ltd. and 50% by CIBC. CK Hutchison Holdings is the publicly-listed flagship company of the CK Hutchison Group of companies, the Hong Kong based multi-national conglomerate with a combined market cap of the Group in excess of $100 billion as of December 31, 2015. CIBC is a leading Canadian-based global financial institution with operations around the world. CEF is an investor in significant resource assets on a global basis.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8. Rook I also hosts the Bow Discovery which is 3.7 km along trend and northeast of Arrow and was made in March 2015.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

www.nexgenenergy.ca

The TSXV has neither approved nor disapproved the contents of this press release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the completion of the proposed transaction, the use of proceeds from the Debentures, and the receipt of all required regulatory approvals, including of the TSXV. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, specific risks relating to the negotiation and execution of the definitive agreements for the Debentures, the use of proceeds from the Debentures, the satisfaction of each party’s obligations in accordance with the terms of the definitive agreements for the Debentures; failure to receive any required regulatory approvals (including stock exchange), shareholder approval or other approvals, and other factors discussed or referred to in the Company’s Annual Information Form dated April 13, 2016 under “Risk Factors”.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.